UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

QUANTUM SOLAR POWER CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

74766C102
(CUSIP Number)

O'NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
(360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 74766C102

1.	Names of Reporting Persons: SCARLET TESSA HARLINGTEN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): 00 (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 10,141,800 SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 10,141,800 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,141,800 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 74766C102

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Quantum Solar Power Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

SCARLET TESSA HARLINGTEN (the “Reporting Person”)

B.	Residence or Business Address:

The residential address of the Reporting Person is L402, 1550 Coal Harbour Quay, Vancouver, British Columbia, Canada V6G 3G1.

C.	Present Principal Occupation and Employment:

The Reporting Person is not presently engaged in any occupation or employment.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 27, 2010, the Reporting Person acquired 10,141,800 shares of the Issuer's common stock. The shares were acquired as a result of the acceptance by the Reporting Person of an offer to exchange 5,070,900 common shares of Canadian Integrated Optics, BC Ltd. ("CIO-BC"), a British Columbia company, held by the Reporting Person in exchange for 10,141,800 shares of common stock of the Issuer held by Canadian Integrated Optics (IOM) Limited ("CIO-IOM") under a take-over bid offering made November 18, 2010 by CIO-IOM to all the shareholders of CIO-BC. The consideration paid by the Reporting Person was her 5,070,900 shares of CIO-BC.

ITEM 4.	PURPOSE OF TRANSACTION

On December 27, 2010, the Reporting Person acquired 10,141,800 shares of the Issuer's common stock. The shares were acquired as a result of the acceptance by the Reporting Person of an offer to exchange 5,070,900 common shares of Canadian Integrated Optics, BC Ltd. ("CIO-BC"), a British Columbia company, held by the Reporting Person in exchange for 10,141,800 shares of common stock of the Issuer held by Canadian Integrated Optics (IOM) Limited ("CIO-IOM") under a take-over bid offering made November 18, 2010 by CIO-IOM to all the shareholders of CIO-BC. The consideration paid by the Reporting Person was her 5,070,900 shares of CIO-BC.

On November 18, 2010, Canadian Integrated Optics (IOM) Limited (“CIO-IOM”) made an offer (the "Offer") to purchase all of the outstanding common shares of Canadian Integrated Optics, BC Ltd. (“CIO-BC”) from the CIO-BC shareholders. Under the terms of the Offer, each CIO-BC common share tendered in the Offer and accepted for purchase was exchanged for two shares of the Issuer's common stock held by CIO-IOM. CIO-IOM made the Offer in order for it to acquire, directly or indirectly, at least 90% of all of the issued and outstanding CIO-BC common shares on a fully-diluted basis.

CUSIP No. 74766C102

As a result of the acquisition, the Reporting Person became a beneficial owner of more than five percent of the Issuer’s common stock

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of August 31, 2011, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	10,141,800	6.9%(1)
---------------------------------	----------------	--------------------------------------------------

(1)

Applicable percentage of ownership is based on 146,927,692 common shares outstanding as of August 31, 2011, being the number of shares outstanding as contained in the most recently available filing with the Commission by the Issuer.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose of or to direct the disposition of the Shares held by her.

CUSIP No. 74766C102

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2011
Date

/s/ Scarlet Tessa Harlingten
Signature

SCARLET TESSA HARLINGTEN
Name/Title